UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42869

Megan Holdings Limited

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No. 1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (this “Amendment”) is being filed by Megan Holdings Limited (the “Company”) to amend the Report on Form 6-K originally furnished by the Company on August 11, 2026 (the “Original Report”), for the sole purpose of correcting a typographical error in the deadline for the receipt of proxy voting instructions set forth in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement (Exhibit 99.1) and in the Form of Proxy Card (Exhibit 99.2) filed as exhibits to the Original Report. In the Original Report, the deadline for the receipt of proxy voting instructions was incorrectly stated as “July 10, 2026, at 11:59 a.m. Kuala Lumpur Time (July 9, 2026, at 11:59 p.m. Eastern Time).” The correct deadline, and the deadline set forth in this Amendment, is “August 20, 2026, at 11:59 a.m. Kuala Lumpur Time (August 19, 2026, at 11:59 p.m. Eastern Time).”

Except as expressly set forth in this Amendment, the Original Report has not been amended, updated or otherwise modified. This Amendment does not amend or update any other information contained in the Original Report and does not reflect events occurring after the filing of the Original Report.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with the extraordinary general meeting of shareholders of Megan Holdings Limited (the “Company”), attached hereto and incorporated by reference herein are the Notice of Extraordinary General Meeting and Proxy Statement and the Form of Proxy Card.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2026

Megan Holdings Limited

By:	/s/ Hoo Wei Sern (Darren Hoo)
Name:	Hoo Wei Sern (Darren Hoo)
Title:	Executive Director, Chairman and Chief Executive Officer

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